UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Edgen Group Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001per share

(Title of Class of Securities)

28014Q 107

(CUSIP Number)

James L. Luikart
c/o Jefferies Capital Partners
520 Madison Avenue
New York, New York 10022
(212) 284-1700

Copy to:

Carmen J. Romano, Esq.
Eric S. Siegel, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104
(215) 994-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 28014Q 107
1.		Names of Reporting Persons Edgen Murray II, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a)[X] (b)[ ]
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,615,230 common shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,615,230 common shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 12,615,230 common shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.		Percent of Class Represented by Amount in Row (11) 29.8%*
14.		Type of Reporting Person (See Instructions) PN

*     The calculation of the foregoing percentage is based on 42,329,043 shares of Class A Common Stock (as defined herein) outstanding as of April 27, 2012.

CUSIP Number 28014Q 107
1.		Names of Reporting Persons Bourland & Leverich Holdings LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a)[X] (b)[ ]
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,727,908 common shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,727,908 common shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 11,727,908 common shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.		Percent of Class Represented by Amount in Row (11) 27.7%*
14.		Type of Reporting Person (See Instructions) OO (limited liability company)

*     The calculation of the foregoing percentage is based on 42,329,043 shares of Class A Common Stock (as defined herein) outstanding as of April 27, 2012.

CUSIP Number 28014Q 107
1.		Names of Reporting Persons James L. Luikart
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a)[X] (b)[ ]
3.		SEC Use Only
4.		Source of Funds (See Instructions) PF and OO
5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,000(1)
	8.	Shared Voting Power 24,343,138 common shares(2)
	9.	Sole Dispositive Power 30,000(1)
	10.	Shared Dispositive Power 24,343,138 common shares(2)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 24,373,138 common shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.		Percent of Class Represented by Amount in Row (11) 57.6%*
14.		Type of Reporting Person (See Instructions) IN

1.  Between May 17, 2012 and May 25, 2012, James L. Luikart purchased 30,000 shares of Class A Common Stock (as defined herein) on the open market.

2.  James L. Luikart is a managing member of Jefferies Capital Partners LLC, which is the managing member of the general partner of Jefferies Capital Partners IV L.P.  Jefferies Capital Partner IV L.P. is the manager of Bourland & Leverich Holdings LLC and controls the general partner of Edgen Murray II, L.P.

*     The calculation of the foregoing percentage is based on 42,329,043 shares of Class A Common Stock (as defined herein) outstanding as of April 27, 2012.

CUSIP Number 28014Q 107
1.		Names of Reporting Persons Brian P. Friedman
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a)[X] (b)[ ]
3.		SEC Use Only
4.		Source of Funds (See Instructions) PF and OO
5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 455,535(1)
	8.	Shared Voting Power 24,343,138 common shares(2)
	9.	Sole Dispositive Power 455,535(1)
	10.	Shared Dispositive Power 24,343,138 common shares(2)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 24,798,673 common shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.		Percent of Class Represented by Amount in Row (11) 58.6%*
14.		Type of Reporting Person (See Instructions) IN

1.  Between April 30, 2012 and May 24, 2012, Brian P. Friedman purchased 455,535 shares of Class A Common Stock (as defined herein) on the open market.

2.  Brian P. Friedman is a managing member of Jefferies Capital Partners LLC, which is the managing member of the general partner of Jefferies Capital Partners IV L.P.  Jefferies Capital Partner IV L.P. is the manager of Bourland & Leverich Holdings LLC and controls the general partner of Edgen Murray II, L.P.

*     The calculation of the foregoing percentage is based on 42,329,043 shares of Class A Common Stock (as defined herein) outstanding as of April 27, 2012.

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed on May 3, 2012 (the “Original Filing” and as amended by this Amendment No. 1 to Schedule 13D, the “Schedule 13D”) relating to shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Edgen Group Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 18444 Highland Road, Baton Rouge, Louisiana, 70809.  The purpose of this Amendment No. 1 to Schedule 13D is primarily to report a change in the ownership of Class A Common Stock as a result of purchases by certain of the Reporting Persons of an aggregate of 287,440 shares of Class A Common Stock on the open market.

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 1 to Schedule 13D shall have the meaning ascribed to them in the Original Filing.

Except as specifically set forth herein, the Original Filing remains unmodified.

Item 2.  Identity and Background

Item 2 of the Original Filing is hereby amended by replacing the second paragraph in its entirety with the following:

Jefferies Capital Partners IV L.P. is the managing member of Edgen Murray II GP, LLC, the general partner of EM II LP, and the manager of B&L.  Messrs. Luikart and Friedman are the managing members of Jefferies Capital Partners LLC, the managing member of JCP IV LLC.  JCP IV LLC is the general partner of Jefferies Capital Partners IV L.P.  Due to their relationship with EM II LP and B&L, Messrs Luikart and Friedman may be deemed to be the beneficial owners of the shares of Class A Common Stock beneficially owned by EM II LP and B&L.  Messrs Luikart and Friedman, however, disclaim beneficial ownership of such shares of Class A Common Stock except to the extent of their pecuniary interest therein.  Messrs Luikart and Friedman also directly own shares of Class A Common Stock, which they purchased on the open market.  Messrs. Luikart and Friedman are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Original Filing is hereby amended and restated in its entirety to read as follows:

Mr. Friedman purchased 455,535 shares of Class A Common Stock on the open market between April 30, 2012 and May 24, 2012, with cash.  Mr. Luikart purchased 30,000 shares of Class A Common Stock on the open market between May 17, 2012 and May 25, 2012, with cash.  EM II LP holds 12,615,230 shares of Class B common stock of the Issuer (“Class B Common Stock”) and 12,615,230 membership units (the “Membership Units”) of EDG Holdco LLC, a Delaware limited liability company (“EDG”).  B&L holds 11,727,908 shares of Class B Common Stock and 11,727,908 Membership Units.  Following the initial public offering of Class A Common Stock by the Issuer, which closed on May 2, 2012 (the “IPO”), and pursuant to Exchange Agreements by and among B&L, the Issuer and EDG, and EM II LP, the Issuer and EDG, B&L and EM II LP have the right to exchange from time to time Membership Units and shares of Class B Common Stock for shares of Class A Common Stock on the basis of one Membership Unit and one share of Class B Common Stock collectively for one share of Class A Common Stock (subject to customary conversion rate adjustments for splits, stock dividends and reclassifications) or, at the Issuer’s election, cash (the “Exchange Rights”).

Item 5.  Interest in Securities of the Issuer

Item 5 of the Original Filing is hereby amended and restated in its entirety to read as follows:

 (a), (b) The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

The percentage of Class A Common Stock reported beneficially owned by each person herein is based upon 42,329,043 shares of Class A Common Stock, which reflects the shares of Class A Common Stock issued and outstanding as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on April 26, 2012, relating to the Issuer’s registration statement on Form S-1, as amended (Registration No. 333-178790).

Mr. Friedman directly owns 455,535 shares of Class A Common Stock, which he purchased on the open market between April 30, 2012 and May 24, 2012.  Mr. Luikart directly owns 30,000 shares of Class A Common Stock, which he purchased on the open market between May 17, 2012 and May 25, 2012.  EM II LP and B&L directly own no shares of Class A Common Stock.  By reason of the Exchange Rights and provisions of Rule 13d-3 of the Exchange Act, EM II LP may be deemed to beneficially own 12,615,230 shares of Class A Common Stock, constituting approximately 29.8% of the shares of Class A Common Stock outstanding, assuming all of EM II LP’s and B&L’s shares of Class B Common Stock and Membership Units are exchanged and settled for shares of Class A Common Stock, and B&L may be deemed to beneficially own 11,727,908 shares of Class A Common Stock, constituting approximately 27.7% of the shares of Class A Common Stock outstanding, assuming all of EM II LP’s and B&L’s shares of Class B Common Stock and Membership Units are exchanged and settled for shares of Class A Common Stock.  Due to his relationship with EM II LP and B&L, and his purchase of 30,000 shares of Class A Common Stock on the open market, Mr. Luikart may be deemed to beneficially own 24,373,138 shares of Class A Common Stock, constituting approximately 57.6% of the shares of Class A Common Stock outstanding, assuming all of EM II LP’s and B&L’s Class B Common Stock and Membership Units are exchanged and settled for shares of Class A Common Stock, 24,343,138 of which are beneficially owned by EM II LP and B&L.  Due to his relationship with EM II LP and B&L and his purchase of 455,535 shares of Class A Common Stock on the open market, Mr. Friedman may be deemed to beneficially own 24,798,673 shares of Class A Common Stock, constituting approximately 58.6% of the shares of Class A Common Stock outstanding, assuming all of EM II LP’s and B&L’s Class B Common Stock and Membership Units are exchanged and settled for shares of Class A Common Stock, 24,343,138 of which are beneficially owned by EM II LP and B&L.

Messrs Luikart and Friedman have the power to dispose of and to vote the shares of Class A Common Stock directly owned by them.  EM II LP has the power to exchange the shares of Class B Common Stock and Membership Units directly owned by it for shares of Class A Common Stock, which power may be exercised by its general partner, Edgen Murray II GP, LLC.  The managing member of Edgen Murray II GP, LLC is Jefferies Capital Partners IV L.P.  B&L has the power to exchange the shares of Class B Common Stock and Membership Units directly owned by it for shares of Class A Common Stock, which power may be exercised by its manager, Jefferies Capital Partners IV L.P.  The general partner of Jefferies Capital Partners IV L.P. is JCP IV LLC.  The managing member of JCP IV LLC is Jefferies Capital Partners LLC.  Messrs Luikart and Friedman are the managing members of Jefferies Capital Partners LLC.  After such an exchange, EM II LP and B&L will have the power to dispose of and to vote the shares of Class A Common Stock directly owned by them, which power may be exercised in the same manner.  As a result, for purposes of Rule 13d-3 of the Exchange Act, Messrs Luikart and Friedman may be deemed to beneficially own the shares of Class A Common Stock indirectly owned by EM II LP and B&L.  Messrs Luikart and Friedman, however, disclaim beneficial ownership of the shares of Class A Common Shares held indirectly by B&L and EM II LP except to the extent of their pecuniary interest therein.

Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

 (c)                None of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, without independent verification, any person listed in response to Item 2 hereof, has engaged in any transaction during the past 60 days involving shares of Class A Common Stock, except for (i) the IPO described in Item 3 of this Schedule 13D, (ii) the purchase of 455,535 shares of Class A Common Stock by Mr. Friedman between April 30, 2012 and May 24, 2012 on the open market and (iii) the purchase of 30,000 shares of Class A Common Stock by Mr. Luikart between May 17, 2012 and May 25, 2012 on the open market.

(d)                 Not applicable.

(e)                 Not applicable.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any shares of Class A Common Stock referred to in this Schedule 13D for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 4 hereof is incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement attached as Exhibit 1 hereto, as required by Rule 13d-1(k) promulgated under the Exchange Act.

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1.
Agreement of Joint Filing, dated as of May 2, 2012, by and among Edgen Murray II, L.P. Bourland & Leverich Holdings LLC, James L. Luikart and Brian P. Friedman (incorporated by reference from Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on May 3, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EDGEN MURRAY II, L.P.

By: /s/ James L. Luikart
Name: James L. Luikart
Title: President

BOURLAND & LEVERICH HOLDINGS
LLC

By: /s/ James L. Luikart
Name: James L. Luikart
Title: President

/s/ James L. Luikart
James L. Luikart

/s/ Brian P. Friedman
Brian P. Friedman

Dated: May 29, 2012

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.
Agreement of Joint Filing, dated as of May 2, 2012, by and among Edgen Murray II, L.P. Bourland & Leverich Holdings LLC, James L. Luikart and Brian P. Friedman (incorporated by reference from Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on May 3, 2012).